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July 10, 1995




American Express Bank Ltd.
60 Buckingham Palace Road
London SW1W ORR, England
Telecopy: 44171-730-5067


Ladies and Gentlemen:

This is to confirm our agreement that, effective upon your acceptance of and agreement to this letter, the attached Schedule A will replace the current Schedule A to the Marketing Agreement made as of October 10, 1991, between IDS Certificate Company and
American Express Bank Ltd., in accordance with Section I(1) of said Marketing Agreement.


Very truly yours,

IDS CERTIFICATE COMPANY

By:   /s/ Stuart A. Sedlacek

Print name:  Stuart A. Sedlacek

Print title:  President


Accepted and agreed to by

AMERICAN EXPRESS BANK LTD.


By:  /s/ Jeffrey Lawrence

Print name:  Jeffrey Lawrence

Print title:  Head of Private Banking

Date:  July 31, 1995
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                            Schedule A


1. Pursuant to Section I(1) of the Marketing Agreement dated as of October 10, 1991, AEB may offer a face-amount certificate issued by Company that guarantees interest determined in advance for a term of 1, 2, 3, 6, 12, 24 or 36 months, at the client's option (the "Product").

2. AEB shall be paid compensation for marketing of the Product through AEB's London branch as follows:

     (a) For Products sold as a result of marketing through London branch in an amount equal to $1 million or more, a fee equal to .50% per annum of the amount outstanding for each Product;

     (b) For Products sold as a result of marketing through the London branch in an amount from $500,000 to $999,999, a fee equal to .65% per annum of the amount outstanding for each Product;

     (c) For Products sold as a result of marketing through the London branch In" an amount from $250,000 to $499,999, fee equal to .80% per annum of the amount outstanding for each Product; and

     (d) For Products sold as a result of marketing through the London branch in an amount from $100,000 to $249,999, a fee equal to 1.25% per annum of the amount outstanding for each Product.

3. The amount outstanding shall be calculated as of the end of each term or Product quarter, as the case may be. The calculations shall take into account any additions to or withdrawals from a Product. Compensation shall be calculated on a 360-day year (30-day month) basis. AEB shall be paid after the end of each term for the 1, 2 and 3 month term Products and after the end of each Product quarter for the 6, 12, 24 and 36 month term Products. The compensation payable to AEB for Product terms and quarters ending during any given calendar month shall be aggregated and paid to AEB in a lump sum promptly after each calendar month end.